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                              December 31, 2020

       Harold Ford, Jr.
       Chief Executive Officer
       Empowerment & Inclusion Capital I Corp.
       340 Madison Avenue
       New York, NY 10173

                                                        Re: Empowerment &
Inclusion Capital I Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed December 22,
2020
                                                            File No. 333-25161

       Dear Mr. Ford:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 Filed December 22, 2020

       General

   1. We note your risk factor discussion is greater than fifteen pages. Please revise to provide a section with a series
of concise, bulleted or numbered statements that is no more than two pages summarizing
the principal factors that make an investment in the registrant or offering speculative or
risky. See Item 105(b) of Regulation S-K. Please also revise the risk factors section
consistent with Item 105(a), including applicable headings.
 Harold Ford, Jr.
FirstName LastNameHarold    Ford, Jr.
Empowerment    & Inclusion Capital I Corp.
Comapany31,
December  NameEmpowerment
              2020             & Inclusion Capital I Corp.
December
Page 2    31, 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Elliott Smith